Mail Stop 0407

      							March 16, 2005

Via U.S. Mail and Fax (1-858-279-1799)
Mr. Claude Smith
Chief Financial Officer
Superclick, Inc.
5001 LBJ Freeway
Suite 700 PMB 173
Dallas, TX  75244

	RE:	Superclick, Inc.
      Form 10-K for the fiscal year ended October 31, 2004
		Filed January 28, 2005
		File No. 333-31238

Dear Mr. Smith:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the fiscal year ended October 31, 2004

Note K - Acquisition of Superclick Networks, Inc., page F-25

1. We note per your disclosure on page F-9 and F-25 of your Form
10-
KSB for the year ended October 31, 2004 and based on your Form 8-K dated October 10, 2003, it appears you have identified Grand Prix
Sports, Inc. (the Company`s former name) as the accounting acquirer and Superclick Networks, Inc as the accounting acquiree.

      We also note the following:
* On October 7, 2003, in consideration for acquiring all of the Superclick Networks, Inc. shares the Company issued 14,025,800 shares of its common stock to Superclick Networks Inc.`s former shareholders
(page F-9 of your Form 10-KSB for the year ended October 31, 2004).
As a result of the acquisition, the former stockholders of Superclick
Networks Inc. will hold, immediately after the acquisition 71.7% of the issued and outstanding shares of the company`s common stock. The remaining 28.3% will be held by Grand Prix Sports, Inc stockholders
(Item 2 of Form 8-K dated October 10, 2003).
* On October 6, 2003 the company changed its name from Grand Prix Sports, Inc to Superclick Inc (page F-9 of your Form 10-KSB for the year ended October 31, 2004).
* In addition in your Form 8-K filed on October 29, 2003, you state that the Board of Directors has accepted the resignation of the company`s President and Chief Executive Officers and the Company`s Secretary and has voted to appoint Robert MacFarlane, founder of Superclick Networks, Inc as the Company`s President and Secretary and
Ronald Fon as the Company`s interim Chief Executive Officer.

Based upon the factors above and our review of Grand Prix Sports, Inc. and Superclick Networks, Inc. financial statements prior to the acquisition, it appears that the acquisition of Superclick
Networks,
Inc. should have been accounted for as either a reverse acquisition or a recapitalization.

If it is determined that the acquisition is a reverse acquisition as per factors discussed in paragraph 17 of FAS 141 and that Superclick
Networks Inc. is the accounting acquirer, then for accounting purposes, the legal acquiree is treated as the continuing reporting entity that acquired the registrant. The staff believes the reports filed by the registrant after a reverse acquisition should parallel the financial reporting required under GAAP - as if the legal acquiree were the legal successor to the registrant`s reporting obligation as of the date of the merger. If it is determined that the acquisition is a recapitalization, the accounting would be identical to that resulting from a reverse acquisition, except that no goodwill or other intangible assets would be recorded.

      Please revise or advise.

Part II, Item 8A. Controls and Procedures

2. Please amend your filing to include the information required under
Item 8A of Part II of Form 10-KSB. This disclosure should include your certifying officers` conclusions about the effectiveness of your disclosure controls and procedures based on their evaluation of those
controls and procedures as of the end of the period covered by the 10-KSB. It also should disclose any change in your internal control over financial reporting identified in connection with the
evaluation
that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.  If there were no changes in your
internal control over financial reporting that were required to be
reported, please confirm supplementally.   See Items 307 and
308(c)
of Regulation S-B as well as our release on Management`s Reports on
Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Exhibits

3. Please amend your filing to include as exhibits Rule 13a-14(a) certifications that conform exactly to the form provided for in the revised rules release effective August 14, 2003. See Item 601(b)(31)
of Regulation S-B and Securities Act Release No. 33-8238 (June 5,
2003). For example, concerning the third paragraph, the form states that "disclosure controls and procedures" is defined in Exchange Act
Rules 13a-15(e) and 15d-15(e), not Rules 13(a)-14(c) and 15d-
14(c).
In addition, we note that, since you must file the Rule 13a-14(a) certifications with the amendment, you must include Form 10-KSB in its entirety in your amendment.



*    *    *    *

      As appropriate, please amend your Forms 10-K and 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Inessa Berenbaum, Staff Accountant, at (202) 824-5288 or Carlos Pacho, Senior Assistant Chief Accountant, at
(202)
942-1876 if you have questions regarding the financial statements and related matters and comment #1. If you have questions regarding comments 2 and 3 please contact Cheryl Grant at (202) 942-1916. Please contact me at (202) 942-1990 with any other questions.

							Sincerely,


							Larry Spirgel
							Assistant Director


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Mr. Claude Smith
Superclick, Inc.
March 16, 2005
Page 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE